--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             ELJER INDUSTRIES, INC.
                           (Name of Subject Company)

                             ELJER INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  287 161 103
                     (CUSIP Number of Class of Securities)

                            GEORGE W. HANTHORN, ESQ.
                 VICE PRESIDENT--GENERAL COUNSEL AND SECRETARY
                             ELJER INDUSTRIES, INC.
                              17120 DALLAS PARKWAY
                              DALLAS, TEXAS 75248
                                 (972) 407-2600
(Name, address and telephone number of persons authorized to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                            THOMAS A. ROBERTS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                              DALLAS, TEXAS 75201
                                 (214) 746-7700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Eljer Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 17120 Dallas Parkway, Dallas, Texas 75248. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $1.00 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF BIDDER.

  This statement relates to the tender offer by Zurn Acquisition Co., Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Zurn Industries, Inc., a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of Common Stock (each a "Share" and collectively the "Shares") at a price of $24.00 per Share, net to the seller in cash (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 20, 1996 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated December 14, 1996 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is One Zurn Place, Erie, Pennsylvania 16505.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain Material Contracts, Agreements, Arrangements or
Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Company or its Executive Officers, Directors or Affiliates.

  Each of the material contracts, agreements, arrangements and understandings between the Company or its affiliates and the Company and its executive officers, directors or affiliates is described below or in the Company's Information Statement (as defined below) in the Sections entitled "SECURITY OWNERSHIP OF MANAGEMENT," "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS-- Directors' Fees and Compensation," and "EXECUTIVE COMPENSATION AND OTHER MATTERS." The Company's Information Statement, as mailed to the Company's stockholders on December 20, 1996 (the "Information Statement"), is attached hereto as Schedule I and is incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger Agreement and are described below under "The Merger Agreement."

 Interests of Executive Officers and Directors under Certain Stock and Stock-Based Incentive Plans of the Company

  Option and Phantom Stock Unit Grants. On February 20, 1996, the Company granted options to purchase a total of 115,800 Shares to its executive officers under its Long-Term Executive Incentive Compensation Plan (the "LTIP"). Of this total, options to purchase 30,000 Shares were granted to Scott G. Arbuckle, options to purchase 15,800 Shares were granted to James A. Harris, options to purchase 9,900 Shares were granted to James F. Thomason, options to purchase 16,700 Shares were granted to George W. Hanthorn and options to purchase 4,000 Shares were granted to G. Michael Morrell. The per Share exercise price of each of these options is $9.4375.

  In addition to the grants described above, each of Messrs. Arbuckle, Harris, Thomason, Hanthorn and Morrell holds options and/or restricted Shares granted previously under the LTIP in amounts described in the Information Statement attached hereto as Schedule I.

  During 1995 and 1996, the Company granted a total of 367,000 phantom stock units to its executive officers under its 1995 Long Term Incentive Plan (the "Incentive Plan"). Of this total, 115,000 units were granted to Scott G. Arbuckle, 44,000 units were granted to James A. Harris, 29,000 units were granted to James F. Thomason, 33,000 units were granted to George W. Hanthorn and 35,000 units were granted to G. Michael Morrell. The initial value assigned to each phantom stock unit by the Board of Directors on the date of grant was $5.75.

  Certain Change of Control Provisions. The LTIP and the Incentive Plan provide that in the event that any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities (a "Change of Control"), the options and phantom stock units then outstanding under the LTIP or the Incentive Plan, as the case may be, shall become fully vested and exercisable. In addition, upon the occurrence of a Change of Control, all restrictions on restricted Shares granted pursuant to the LTIP will lapse. Accordingly, upon consummation of the Offer, each outstanding option and phantom stock unit will become fully vested and exercisable, and each outstanding restricted Share will become free of all restrictions imposed on such Shares. The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each option and phantom stock unit then outstanding under the LTIP or the Incentive Plan, as the case may be, will be cancelled and the holder will receive in settlement thereof an amount in cash equal to (i) in the case of an option, $24.00 less the exercise price of such option, and (ii) in the case of a phantom stock unit, $24.00 less the initial value assigned to such unit by the Board of Directors on the date of grant. In addition, each outstanding restricted Share will, pursuant to the Merger Agreement, be entitled to receive at the Effective Time $24.00 in cash upon conversion of such Shares pursuant to the Merger.

  (b)(2) Certain Material Contracts, Agreements, Arrangements or
Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) Parent or Purchaser or any of their respective Executive Officers, Directors or Affiliates.

  Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and Parent or Purchaser and their respective executive officers, directors and affiliates.

 The Merger Agreement

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

  The Offer. The Merger Agreement provides for the commencement of the Offer. Without the prior written consent of the Company, Purchaser has agreed not to (and Parent has agreed to cause Purchaser not to) (i) decrease or change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) change the conditions to the Offer, (iii) impose additional conditions to the Offer, (iv) extend the Expiration Date (as defined in the Merger Agreement) (except (A) as required by applicable law,
(B) that Purchaser may extend the Expiration Date for up to 20 business days after the initial Expiration Date, and (C) that if any condition to the Offer is not satisfied or waived, Purchaser shall extend the Expiration Date for one or more periods not exceeding 60 calendar days (or, if required by the Company in its sole discretion, 120 calendar days) in the aggregate), (v) waive the condition that there shall be validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares which constitutes at least 50.1% of the Shares outstanding on a fully diluted basis (as defined in the Merger Agreement), or (vi) amend any term of the Offer in any manner adverse to the Stockholders; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer to comply with applicable rules and regulations of the Commission.

  Board Representation. The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares which represents at least 50.1% of the outstanding Shares (on a fully diluted basis), and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors, rounded up to the next whole number as will give Parent representation on the Board of Directors (the "Board" or the "Board of Directors") equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"), and (ii) the Company will, upon request by Parent, promptly satisfy the Board Percentage by (x) increasing the size of the Board or (y) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and shall use its best efforts to cause Parent's designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement. The Company is today mailing to the Stockholders a copy of an Information Statement prepared in accordance with Rule 14f-1 promulgated under the Exchange Act, relating to the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Stockholders.

  Consideration to be Paid in the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company at the Effective Time. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned, directly or indirectly, by the Company or any of its wholly owned subsidiaries or Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $24.00 per share, payable to the holder thereof without any interest thereon, less any required withholding taxes (the "Merger Consideration"), upon surrender and exchange of a certificate representing such Shares. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation (as defined in the Merger Agreement), which will thereupon become a wholly owned subsidiary of Parent. Each Share and all other shares of capital stock of the Company that are owned by the Company or any subsidiary of the Company and all Shares owned by Parent, Purchaser or any other subsidiary of Parent shall be cancelled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the certificate of merger.

  Company Stock Options. The Merger Agreement provides that, at the Effective Time, each holder of (i) a then-outstanding option to purchase shares under the LTIP, whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as the "Option Consideration"), (ii) any then-outstanding shares of restricted common stock awarded under the LTIP ("Restricted Shares") shall, in settlement thereof, receive for each Restricted Share an amount (subject to any applicable withholding tax) in cash equal to the Merger Consideration (the "Restricted Share Consideration") and
(iii) any then-outstanding phantom stock unit under the Incentive Plan whether or not then exercisable (the "Phantom Rights"), shall, in settlement thereof, receive for each Phantom Right an amount (subject to applicable withholding tax) in cash equal to the difference between the Merger Consideration and the Initial Value (as defined in the Incentive Plan) of such Phantom Right to the extent such difference is a positive number (such amount being hereinafter referred to as the "Phantom Right Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Restricted Share Consideration or the Phantom Right Consideration, the Option or the Phantom Right, as the case may be, shall be cancelled and the Restricted Shares shall be surrendered and cancelled. The surrender of an Option, a Restricted Share or a Phantom Right to the Company in exchange for the Option Consideration, the Restricted Share Consideration or the Phantom Right Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option, Restricted Share or Phantom Right. Prior to the Effective Time, the Company has agreed to use its reasonable efforts to obtain all necessary consents or releases from holders of Options, Restricted Shares or Phantom Rights and to take all such other lawful action as may be necessary to give effect to the transactions contemplated by the foregoing described provisions of the Merger Agreement (except for any such action that may require the approval of the Company's stockholders). Except as otherwise agreed to by the parties, (i) the LTIP and the Incentive Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof, shall be canceled as of the Effective Time, and (ii) the Company shall use reasonable best efforts to assure that following the Effective Time no participant in the LTIP, the Incentive Plan or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

  Stockholder Meeting. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a meeting of its Stockholders for the purpose of approving the Merger Agreement and the transactions contemplated thereby. In connection with such meeting, if required by applicable law to consummate the Merger, the Company, in consultation with Parent, shall prepare and file with the Commission a preliminary proxy statement, together with a form of proxy or information statement (the "Preliminary Proxy Statement"). The Company has agreed to use its reasonable best efforts to respond to all Commission comments with respect to the Preliminary Proxy Statement and, subject to compliance with the Commission's rules and regulations, to cause such proxy statement to be mailed to the Stockholders at the earliest practicable date.

  If Purchaser, or any other wholly owned subsidiary of Parent, acquires at least 90% of the outstanding Shares in the Offer, at the request of Purchaser, all parties to the Merger Agreement will take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the Stockholders, in accordance with the provisions of the DGCL.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (i) organization, standing and power, (ii) capital structure, (iii) authority, no violations, consents and approvals, (iv) Commission documents, (v) information supplied, (vi) compliance with applicable laws, (vii) litigation, (viii) taxes, (ix) pension and benefit plans and ERISA, (x) absence of certain changes and events, (xi) opinion of financial advisor, (xii) vote required,
(xiii) labor matters, (xiv) intangible property, (xv) environmental matters,
(xvi) certain defaults, (xvii) brokerage fees and commissions and (xviii) full disclosure.

  Parent and Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization, standing and power,
(ii) authority, no violations, consents and approvals, (iii) information supplied, (iv) interim operations of Purchaser and (v) financing.

  Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of (i) such time as Parent or Purchaser obtains majority representation on the Board or (ii) the Effective Time (except as expressly contemplated or permitted by the Merger Agreement or by the Bankruptcy Plan (as defined in the Merger Agreement), or consented to by Parent in writing) the Company and its subsidiaries will conduct their businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted, and will use reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. The Company has further agreed that during this period it will not, nor will it permit any of its subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, other than cash dividends or distributions paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock, except as provided in the Merger Agreement; (iv) except pursuant to the exercise of Options, grant any options, warrants or rights to purchase Shares or amend or reprice any Option or the LTIP or grant any Phantom Rights or stock appreciation rights; (v) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company voting debt or convertible securities other than issuances of Shares as permitted by the Merger Agreement; (vi) amend its or any subsidiary's certificate of incorporation or bylaws (or comparable organizational documents); (vii) acquire or agree to acquire by merger or consolidation or purchase a substantial equity interest in or substantial portion of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
(viii) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets except for dispositions in the ordinary course of business consistent with past practices which are not material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; (ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries; (x) voluntarily take or agree or commit voluntarily to take any action that would make untrue in any material respect any of the representations or warranties contained in the Merger Agreement or cause any of the Company's covenants or conditions to the Merger to not be satisfied in all material respects; (xi) (A) except for normal increases to officers and key employees consistent with past practice, grant any increases in the compensation of any of its directors, officers or key employees, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing Company ERISA Plans or Company Benefit Arrangements (both terms as defined in the Merger Agreement) as in effect on the date of the Merger Agreement to any such director, officer or key employee, whether past or present, (C) enter into or materially amend any employment, severance or termination agreement with any such director, officer or key employee, or (D) except as may be required to comply with applicable law, become obligated under any Company ERISA Plan or Company Benefit Arrangements which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of enhancing any benefits thereunder; (xii) except for borrowings in the ordinary course of business under its existing credit facilities or arrangements, assume or incur indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of others or enter into any lease or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its subsidiaries in connection with any indebtedness thereof, or enter into any agreement or arrangement to maintain the financial condition of another person; (xiii) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, to effect any material change in any of its accounting policies, procedures and practices; or (xiv) make or authorize or permit any of its subsidiaries to make or authorize any capital expenditures in excess of $5,000,000 that is not included in the capital budget furnished to Parent. In addition, the Company has agreed to confer on a regular and frequent basis with Parent, report on operational matters, promptly advise Parent of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement) on the Company, and promptly furnish Parent (or its counsel) with copies of all filings made by the Company with the Commission or any other state or federal governmental entity in connection with the Merger Agreement and the transactions contemplated thereby.

  Other Agreements. The Company, Purchaser and Parent have agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement (including furnishing all information required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and in connection with approvals of or filings with any governmental entity) and promptly to cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or their subsidiaries in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement. Without limiting the generality or effect of the foregoing, each of the Company, Parent and Purchaser will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, the Merger Agreement or the taking of any action contemplated thereby; provided, however, that Parent need not agree with the Department of Justice or any other governmental entity to hold separate, sell or otherwise dispose of any subsidiary of Parent or the Company or assets or properties of any of the foregoing, in each case, which Parent determines, in good faith, would materially affect the value of the acquisition as a whole to Parent.

  No Solicitation. The Merger Agreement provides that from and after the date of the Merger Agreement until the termination of the Merger Agreement, the Company may not, and may not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates, directly or indirectly, to initiate, solicit or facilitate the making of any proposal that constitutes an Acquisition Proposal (as defined below), or to enter into or maintain or continue discussions or negotiate with any person or entity in respect of an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prohibit the Company from (i) furnishing information to, or engaging in discussions or negotiations with, or agreeing to or endorsing an Acquisition Proposal from, any person or entity that makes an unsolicited Acquisition Proposal if, and only to the extent that, (A) the Board, after consultation with legal counsel (who may be the Company's regularly engaged legal counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties under applicable law and (B) the Company (x) provides prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form or
(ii) failing to make, withdrawing, modifying or amending its recommendation if there exists an Acquisition Proposal and the Board, after consultation with legal counsel as aforesaid, determines that such action is necessary for the Board to comply with its fiduciary duties under applicable law. The Company must promptly notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any subsidiary by any person who has informed the Company that such person is considering making, or has made, an Acquisition Proposal, and the Company will keep Parent informed in reasonable detail of the status and details of any such Acquisition Proposal. For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide proposal with respect to a merger, consolidation, share exchange or similar transaction involving the Company or any subsidiary of the Company, or any purchase of all or any significant portion of the assets of the Company or any subsidiary of the Company, or any significant equity interest in the Company or any subsidiary of the Company, other than the transactions contemplated by the Merger Agreement. The Company is not prohibited from taking and disclosing to the Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Stockholders which the Board, after consultation with legal counsel (who may be the Company's regularly engaged legal counsel), determines in good faith is required under applicable law.

  Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. The Company has agreed to pay Purchaser a fee in immediately available funds equal to $8,500,000 upon termination of the Merger Agreement for any of the following reasons (each a "Trigger Event"): (i) the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal other than the transactions contemplated by the Merger Agreement; or (ii) the Board shall have withdrawn, or modified or amended in a manner materially adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger or the Merger Agreement. Also, the costs incurred in connection with printing and mailing proxy materials to the Stockholders of the Company will be borne equally by the Company and Parent.

  Employee Benefits. From and after the Effective Time, Parent has agreed to cause the Surviving Corporation to honor and perform all existing severance agreements between the Company and certain of its officers. In addition, the Company has agreed to make certain amendments to its existing Change-in-Control Severance Plan for salaried, non-contract, non-union employees of the Company. The Merger Agreement also provides that Parent will cause the Surviving Corporation to pay Scott G. Arbuckle, Chairman of the Board and Chief Executive Officer of the Company, on the Closing Date (as defined in the Merger Agreement) all amounts that will be owing to him under his employment agreement and executive severance agreement as a result of the transactions contemplated by the Merger Agreement.

  Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that the Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time),
(i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or to them and the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not unreasonably be withheld). Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (or after the Effective Time, the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such party), and shall deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. All rights to indemnification under the Merger Agreement, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the

Effective Time; provided, however, that all such rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  The Merger Agreement provides that for a period of six years following the Effective Time, Parent shall cause the Surviving Corporation to keep in effect the provisions in its Certificate of Incorporation and Bylaws as of the date of the Merger Agreement providing for exculpation of director and officer liability and indemnification to the fullest extent provided by the DGCL, which provisions shall not be amended, repealed or otherwise modified except as required by applicable law or except for amendments or modifications that would not adversely affect the rights thereunder of any Indemnified Party.

  For a period of six years after the Effective Time, the Surviving Corporation will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

  The indemnification and directors' and officers' insurance provisions of the Merger Agreement are intended to be for the benefit of, and are enforceable by, each Indemnified Party, and each such Indemnified Party's heirs and his personal representatives and are binding on all successors and assigns of Purchaser, the Company and the Surviving Corporation.

  Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, prior to the Closing Date, of the following conditions: (i) the Merger Agreement and the Merger shall have been adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law; provided, that Parent and Purchaser must vote all Shares purchased pursuant to the Offer in favor of the Merger, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have terminated or shall have expired, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, provided, however, that prior to invoking this condition, the party so invoking this condition shall have used its commercially reasonable efforts to have any such Injunction vacated, and (iv) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn, provided, however, that, neither Parent nor Purchaser may invoke this condition if Purchaser has failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer.

  The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser: (i) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or before the earlier of (i) such time as Parent's designees shall constitute at least a majority of the Company's Board pursuant to the Merger Agreement and (ii) the Closing Date; provided, however, that no failure by the Company to have so performed in all material respects any such obligation shall constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance occurred, and was actually known to Parent, at or prior to the time Parent, Purchaser or any of their affiliates accepted for payment any Shares pursuant to the Offer.

  The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company: (i) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement on or prior to the Closing Date.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by: (i) mutual written consent of the Company and Parent, or by mutual action of their respective boards of directors; (ii) the Company, if Purchaser fails to commence the Offer within five business days following the date of the initial public announcement of the Offer; (iii) either the Company or Parent, so long as such party has not materially breached its obligations under the Merger Agreement, if the Merger is not consummated on or before May 15, 1997; provided, that such right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (iv) the Company or Parent in the event that a Trigger Event has occurred, provided that the Company's right to terminate the Merger Agreement shall be available only if it has paid Purchaser the fee payable upon the occurrence of a Trigger Event under the Merger Agreement; (v) Parent, if the Offer expires or is withdrawn or terminated in accordance with the terms and conditions thereof without any Shares being purchased by Purchaser thereunder by reason of the failure to satisfy any condition to the Offer; (vi) the Company, if the Offer shall have expired or have been withdrawn or terminated without any Shares being purchased by Purchaser on or prior to the 60th (or, if extended as contemplated by the Merger Agreement, the 120th) day after the date of commencement of the Offer; (vii) the Company, if Parent or Purchaser materially breaches any of its respective representations and warranties or covenants contained in the Merger Agreement; or (viii) either the Company or Parent, if any permanent injunction or other order of a court of competent authority preventing the consummation of the Merger shall have become final and nonappealable. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company, or their respective affiliates, officers, directors or shareholders, except: (i) with respect to (A) the Confidentiality Agreement (as defined in the Merger Agreement), and (B) the termination fee obligation of the Company described above, (ii) to the extent that such termination results from the intentional or willful breach by a party thereto of any of its representations or warranties, or any of its covenants or agreements as set forth in the Merger Agreement, and (iii) with respect to Parent and Purchaser, to the extent that such termination results from Parent and Purchaser not having sufficient cash on hand or financing resources in an aggregate amount sufficient to enable Parent and Purchaser to pay all amounts specified in the Merger Agreement.

  Amendment. Subject to applicable law and the Merger Agreement, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the Stockholders or adversely affect the rights of the Stockholders.

  Assignment. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned or delegated by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign and delegate, in its sole discretion, all (but not less than all) of its rights, interests and obligations thereunder to any newly-formed direct or indirect wholly owned subsidiary of Parent formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and not engaged in any business activities or conducting any operations other than in connection with the transactions contemplated thereby.

  Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

  Delaware Law. The Board has approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer or the Merger Agreement. See Section 15.

 The Rights Agreement

  The Company and Harris Trust and Savings Bank (the "Rights Agent") are parties to a Rights Agreement dated as of April 14, 1989 and amended on July 31, 1989, January 4, 1990, and November 5, 1991 (as amended, the "Rights Agreement"). Pursuant to the Rights Agreement, on April 14, 1989 (the "Record Date"), the Board of Directors of the Company declared and paid a dividend of one common stock purchase right (a "Right") for each Share outstanding at the close of business on such date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one Share at a purchase price of $111.00 (the "Purchase Price"), subject to any adjustments which have been made prior to the date hereof and to any adjustments which may be made subsequent to the date hereof.

  The following is a summary of the material terms of the Rights Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Rights Agreement. This summary is further qualified by certain amendments (also described below) to the Rights Agreement effected in connection with the execution of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). A copy of the Rights Agreement and the amendments thereto described in the preceding sentence are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

  Until the earlier to occur of (i) the tenth day after the first date of public announcement by the Company or an Acquiring Person (as hereinafter defined) that an Acquiring Person has become such (a "Shares Acquisition Date") or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of the commencement by any Person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Shares for or pursuant to the terms of any such plan) of, or the first public announcement of the intention of any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Shares for or pursuant to the terms of any such plan) to commence, a tender offer or exchange offer the consummation of which would result in any person becoming the beneficial owner of shares of Common Stock aggregating, in the case of any person who or which is an Existing 15% Holder (as hereinafter defined), the Increased Percentage (as hereinafter defined) or more, or, in the case of any other person, 15% or more, of the then outstanding shares of Common Stock (the earlier of (i) or (ii) being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificate outstanding as of the Record Date, by such Common Stock certificate.

  "Acquiring Person" means any person who or which, together with all affiliates and associates of such person, (x) was the beneficial owner as of November 5, 1991 of 15% or more of the shares of Common Stock then outstanding (an "Existing 15% Holder") and thereafter the beneficial owner of a percentage of the shares of Common Stock then outstanding equal to or greater than the percentage of shares of Common Stock beneficially owned by such Existing 15% Holder, together with all affiliates and associates of such Existing 15% Holder, as of November 5, 1991, plus 1% (the "Increased Percentage"), or (y) is not an Existing 15% Holder but is the beneficial owner of 15% or more of the shares of Common Stock then outstanding, but in any case shall not include
(i) the Company, (ii) any subsidiary of the Company and (iii) any employee benefit plan of the Company or any subsidiary of the Company or any entity holding shares of Common Stock for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportionate number of shares of Common Stock beneficially owned to, in the case of a person who or which is an Existing 15% Holder, a percentage equal to or greater than the Increased Percentage or, in the case of any other Person, 15% or more of the shares of Common Stock then outstanding; provided, however, that if a person, other than those persons referred to in clause (i), (ii) or
(iii) above, shall become the beneficial owner of, in the case of a person who or which is an Existing 15% Holder, a percentage of the shares of Common Stock then outstanding equal to or greater than the Increased Percentage or, in the case of any other Person, 15% or more of the shares of Common Stock then outstanding, by reason of

Common Stock purchases by the Company and shall, after such purchases by the Company, become the beneficial owner of any additional shares of Common Stock, then such Person shall be deemed to be an "Acquiring Person."

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with the Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Each share of Common Stock issued after the Distribution Date and prior to the earlier of the redemption or expiration of the Rights pursuant to exercise of any option, warrant, right or conversion privilege contained in any option, warrant, right or convertible security issued by the Company prior to the Distribution Date (other that the Rights) shall also include the right to receive a Right (unless the Board of Directors provides to the contrary at the time of issuance of any such option, warrant, right or convertible security) and Rights Certificates evidencing such Rights shall be issued at the time of issuance of such shares of Common Stock.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on May 1, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the shares of Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the shares of Common Stock or (iii) upon the distribution to holders of the shares of Common Stock of evidences of indebtedness or assets (excluding a regular quarterly cash dividend at a rate not in excess of 125% of the rate of the last regular quarterly cash dividend theretofore paid or a dividend payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

  No adjustment in the Purchase Price is required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments not made on account of the foregoing are carried forward and taken into consideration in any subsequent adjustment. No fractional shares of Common Stock will be issued and in lieu thereof an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

  The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

  In the event that, on or after the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold (in one transaction or a series of transactions other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction have a market value equal to two times the Purchase Price. In the event that (i) any person becomes an Acquiring Person (except where such person becomes an Acquiring Person through a purchase of shares of Common Stock pursuant to a cash tender offer for all of the outstanding shares of Common Stock, which purchase causes such person to be the beneficial owner of 80% or more of the shares of Common Stock then outstanding), (ii) the Company is the surviving corporation in a merger with such Acquiring Person or any associate or affiliate thereof and the Common Stock of the Company remains outstanding and is not changed into or exchanged for stock or other securities of any other person or the Company or cash or any other property or (iii) an Acquiring Person engages in certain specified self-dealing transactions, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which thereafter will be void), will thereafter have the right to receive upon exercise thereof that number of shares of Common Stock of the Company having a market value equal to two times the Purchase Price. The foregoing exercise rights are subject to the Company's rights to redeem or exchange the rights, as described below.

  At any time after any person becomes an Acquiring Person, but prior to the acquisition by such person, together with its affiliates and associates, of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

  At any time prior to the earlier to occur of (i) the close of business on the tenth business day after the Shares Acquisition Date or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Record Date (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the redemption period has expired, the Company's right of redemption may be reinstated in certain instances if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement without the approval of any stockholders. From and after the Distribution Date, the Company may, subject to certain limitations, supplement or amend the Rights Agreement without the approval of any holders of Rights Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (iii) to shorten or lengthen any time period thereunder, including, without limitation, changing the Final Expiration Date to a date after May 1, 1999 or (iv) to change or supplement the provisions thereof in any manner which the Company may deem necessary or desirable and which shall not adversely affect (as determined by the Company) the interests of the holders of Rights Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  IN CONNECTION WITH THE EXECUTION OF THE MERGER AGREEMENT AND IN CONTEMPLATION OF THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING, WITHOUT LIMITATION, THE OFFER AND THE MERGER), THE BOARD OF DIRECTORS HAS ADOPTED, APPROVED AND AUTHORIZED ALL ACTIONS NECESSARY SO THAT (I) THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING, WITHOUT LIMITATION, THE OFFER AND THE MERGER) AND THE OTHER MATTERS PROVIDED FOR THEREIN WILL NOT RESULT IN (A) PARENT OR PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSOCIATES BEING AN ACQUIRING PERSON, (B) THE OCCURRENCE OF A DISTRIBUTION DATE OR (C) THE RIGHTS BECOMING EXERCISABLE AND (II) THE FINAL EXPIRATION DATE WILL OCCUR IMMEDIATELY PRIOR TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER (COLLECTIVELY, THE "RIGHTS CONDITIONS"). PURSUANT TO THE BOARD OF DIRECTORS' ADOPTION, APPROVAL AND AUTHORIZATION OF THE FOREGOING ACTIONS, AND IN SATISFACTION OF THE RIGHTS CONDITIONS, THE COMPANY AND THE RIGHTS AGENT HAVE ENTERED INTO AMENDMENT NO. 4 TO RIGHTS AGREEMENT DATED AS OF DECEMBER 14, 1996, A COPY OF WHICH IS FILED AS
EXHIBIT 6 HERETO AND INCORPORATED HEREIN BY REFERENCE.

  For a description of certain other agreements and understandings between the Company, on the one hand, and Parent or certain affiliates of Parent, on the other, see the information set forth in Item 4 hereof under the heading "Background of the Transactions; Past Contacts, Transactions and Negotiations with Parent and Purchaser."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (a) Recommendation.

  The Board of Directors has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company's stockholders and recommends that the stockholders of the Company accept the Offer and tender their Shares.

  A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is filed as Exhibit 7 hereto and is incorporated herein by reference.

 (b)(1) Background of the Transaction; Past Contracts, Transactions and Negotiations with Parent and Purchaser.

  Over the course of the last twelve months, the Company has from time to time received inquiries from interested parties as to the Company's interest in a merger or other business combination transaction. During this time, the Company began discussions with its historical financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"), as to the proper response to these inquiries.

  During June and July 1996, a broker representing Parent discussed with certain members of the Company's senior management the Company's interest in pursuing a business combination transaction with Parent. The Company's management indicated that the Company was not for sale, although management of the Company indicated that it would be open to additional discussions with Parent.

  In early August 1996, Robert R. Womack, the Chairman and Chief Executive Officer of Parent, requested a meeting with senior management of the Company. On August 12, 1996, Mr. Womack met with Scott G. Arbuckle, the Chairman and Chief Executive Officer of the Company. At this meeting, which was also attended by other members of senior management of the Company, the Company and Parent shared general information regarding their respective businesses and operations.

  Immediately following the August 12, 1996 meeting, the Company met with representatives of Bear Stearns to discuss the formal retention of Bear Stearns to analyze strategic alternatives, as well as to assist the Company with responses to continuing inquiries from potential suitors. On August 19, 1996, the Company formally retained Bear Stearns to act as its exclusive financial advisor in connection with a broad based financial and business analysis of strategic alternatives in order to make recommendations to the Board of Directors of the Company regarding ways to maximize shareholder value.

  On August 20, 1996, the Board of Directors of the Company held a regularly scheduled meeting, at which representatives of Bear Stearns were present. Senior management of the Company briefed the Board regarding the August 12, 1996 meeting with representatives of Parent, and indicated to the Board that there could be a basis for a transaction with Parent. The Board reminded management that the Company was not for sale, but that management could continue discussions with Parent and other interested parties with respect to a possible business combination transaction, provided the Company obtained a confidentiality agreement from Parent and any such interested parties. On August 21, 1996, Parent and the Company entered into a confidentiality and standstill agreement.

  In late August, Parent and its counsel began a due diligence examination of United States Brass Corporation ("US Brass"). This examination continued through early December. During this period, Parent retained Deutsche Morgan Grenfell Inc. ("DMG") to assist in pursuing discussions with the Company.

  On September 8, 1996, in advance of a scheduled September 9, 1996 meeting, Mr. Womack travelled to Dallas to meet with Mr. Arbuckle to discuss further their respective companies and to define an approach to further discussions. The next day, members of senior management of both the Company and Parent, together with representatives from their respective financial advisors, met in Dallas to discuss in more detail the respective businesses and to attempt to identify and define potential areas of synergy that could be developed between the two companies. In addition, management of the Company reviewed with Parent the Company's projected financial results for the then current quarter ending September 29, 1996.

  In mid-September 1996, DMG provided to Bear Stearns a due diligence request, which was forwarded to the Company. Thereafter and continuing through November 1996, the Company provided various materials to Parent and its advisors in response to the due diligence request. In addition, during this period further discussions were held among the inside and outside legal advisors to the Company and Parent with respect to US Brass. Management of the Company and Parent also had discussions during this period regarding various operational and financial issues.

  On October 6, 1996, Mr. Womack met with Mr. Arbuckle in Dallas to further discuss strategies for a possible business combination. Representatives of DMG and Bear Stearns also attended this meeting. On October 7, 1996, Mr. Womack and representatives of Parent met with Mr. Arbuckle and representatives of the Company. At this meeting the Company discussed a number of topics related to its business, including its projected 1996 financial results and the status of the US Brass bankruptcy proceedings. The Company provided Parent with copies of the Company's internal projections for fiscal year 1996 and the next three fiscal years. During the course of this meeting, the Company's representatives indicated that a price per Share in excess of $20.00 would be required in order for the Company to have any interest in continuing discussions.

  At the Company's next regularly scheduled Board meeting, which was held on October 15, 1996, members of management reported to the Board regarding their further discussions with Parent. The Board considered and approved the three year plan that was provided to Parent at the October 6, 1996 meeting, and the Board discussed the advisability of selling the Company. The Board also directed Bear Stearns to talk with parties that had previously made inquiries with respect to a possible business combination transaction.

  On October 28, 1996, a regular meeting of the Board of Directors of Parent was convened. At this meeting, the Board authorized Parent's management to pursue further discussions with the Company and to continue the due diligence effort. On the next day, Mr. Womack met with Mr. Arbuckle to discuss the general terms of a merger transaction between Parent and the Company.

  On November 1, 1996 and November 5, 1996, respectively, members of senior management of the Company met in Dallas with members of management from two other parties potentially interested in exploring a business combination with the Company. Confidentiality agreements had previously been entered into with each of these parties. At these meetings, the Company and the other parties shared information with respect to their respective businesses and operations and discussed potential synergies.

  In early November 1996, the confidentiality agreement between Parent and the Company was amended to permit Parent and the Company to pursue discussions with their respective lenders concerning the transaction. During this period, Parent held meetings with its bank group and its counsel to discuss the prospective merger and the necessary financing.

  On November 13, 1996, a meeting of the Company's Executive Committee was held, at which Mr. Arbuckle and Bear Stearns provided an update on the status of the Company's discussions with Parent. In addition, Mr. Arbuckle advised the Executive Committee of the Company's early November meetings with two other interested parties, and updated them on the status of those discussions.

  On November 19, 1996, DMG delivered a term sheet to Bear Stearns outlining certain terms of the proposed transaction. The term sheet did not indicate a price, but did address, among other things, a joint marketing agreement, a termination/expense reimbursement provision and various employee benefit issues. Later that day, Bear Stearns advised DMG that one of the other interested parties had expressed a willingness to pay approximately $22 per Share. On November 25, 1996, Mr. Arbuckle telephoned Mr. Womack to discuss the term sheet.

  On November 27, 1996, Parent's legal counsel submitted a draft merger agreement to the Company and its counsel outlining the proposed terms, other than price, of the proposed transaction.

  On December 3, 1996, after additional discussions with one of the other interested parties, Bear Stearns advised Mr. Womack that it believed that a price of $24 per Share would be required in order for the transaction to gain the support of the Company's management.

  On December 4, 1996, counsel to the Company provided comments to the proposed merger agreement to Parent and the Board of Directors of the Company. Shortly thereafter, Parent completed its environmental, tax and accounting due diligence effort in respect of the Company.

  On December 9, 1996, a meeting of the Board of Directors of Parent was convened. During this meeting, Parent's Board approved a merger transaction with the Company in which Stockholders would receive $24 per Share payable in cash.

  On December 10, 1996, a telephonic meeting of the Company's Executive Committee was held, at which Bear Stearns and the Company's legal counsel were present. At the meeting, Mr. Arbuckle reported that Parent's board had approved a transaction at $24 per share, subject to negotiation of a definitive agreement. Mr. Arbuckle reported that a meeting was scheduled for the next day in Dallas to negotiate the terms of a merger agreement, and that a Board meeting would be called for December 14, 1996 to discuss approval of a transaction (to the extent the parties could agree on the terms over the next couple of days).

  On December 11, 1996, members of senior management of the Company and Parent, together with their respective financial and legal advisors, met in Dallas to discuss the terms of the proposed merger agreement. By the end of the day, the parties had negotiated the principal terms of a proposed merger agreement, whereby the Parent would acquire the Company in a tender offer. Under the terms of the proposed merger agreement, Parent would cause a newly formed subsidiary to merge with the Company following the tender offer, with the Company surviving the merger. A substantially final draft of the proposed merger agreement was distributed on December 11, 1996 to the Company's Board of Directors, the Company and Parent (and to their respective representatives).

  On December 14, 1996, Parent delivered to the Company a firm offer of $24 per Share based on the proposed merger agreement and a meeting of the Board of Directors of the Company was convened. During the meeting, the Company's Board of Directors received the oral opinion of Bear Stearns that, based upon and subject to certain matters identified by Bear Stearns, the consideration to be received by the Stockholders in the Offer and the Merger was fair, from a financial point of view, to the Stockholders. The Company's Board was also advised that the other interested parties had declined to pursue further discussions with the Company in view of the price offered by Parent. At the conclusion of the meeting, the Board approved the merger agreement subject to a reduction in the proposed termination fee included in the draft merger agreement to $8.5 million. A representative from Bear Stearns thereafter telephoned Mr. Womack to discuss the Board's action. Following discussions, Mr. Womack agreed to the Board's request concerning the termination fee. Later that day, the Merger Agreement was executed and delivered by Parent, Purchaser and the Company.

  On December 16, 1996, Parent and the Company publicly announced the execution of the Merger Agreement.

 (b)(2) Reasons for Recommendation of the Board of Directors.

  At its December 14, 1996, meeting, the Board of Directors considered the Offer, the Merger and the other transactions contemplated by the Merger Agreement. At such meeting the Board of Directors (i) determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and
(iii) resolved to recommend (subject to the limitations set forth in the Merger Agreement) that the Company's stockholders accept the Offer and tender all of their Shares pursuant thereto.

  The determination of the Board of Directors to accept the Offer and approve the Merger Agreement and the transactions contemplated by the Merger Agreement was based upon consideration of a number of factors. The following is a list of material factors considered by the Board of Directors in making its determination:

    (i) that the Offer Consideration of $24.00 per Share represents a premium of approximately 78% over the closing price of the Shares on the New York Stock Exchange on December 13, 1996, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

    (ii) the Board of Directors' review of recent market prices of the Common Stock, including the fact that the Shares have not traded above the $24.00 Offer Consideration since October 1989;

    (iii) the Board of Directors' consideration of, among other things, information with respect to the financial condition, results of operations, business and prospects of the Company, including the bankruptcy proceedings involving US Brass;

    (iv) the Board of Directors' review of presentations by, and discussion of the terms of the Merger Agreement (including the Offer and the Merger) with, senior executive officers of the Company, representatives of the Company's legal counsel and representatives of Bear Stearns;

    (v) the Board of Directors' receipt of the opinion of Bear Stearns to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the Bear Stearns fairness opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken by Bear Stearns, is attached hereto as Schedule II (and filed as Exhibit 8 hereto) and is incorporated herein by reference. Stockholders are urged to read the Bear Stearns fairness opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Bear Stearns;

    (vi) the terms of the Offer, the Merger and the Merger Agreement, including the structural features of the Offer, which provide for a prompt cash tender offer for all outstanding Shares to be followed by a merger for the same consideration (thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time);

    (vii) other provisions of the Offer and the Merger Agreement, including the fact that the Offer (A) is not subject to any financing condition and
  (B) that the Merger Agreement allows the Company to respond to unsolicited inquiries concerning the Company and to terminate the Merger Agreement upon payment to the Purchaser of the break-up fee identified in the description of the Merger Agreement set forth in Item 3(b)(2) above to the extent that the Board of Directors determines that such action is necessary to comply with its fiduciary duties under applicable law; and

    (viii) the extensive negotiations between the Company and Parent, leading to the belief of the Board of Directors that $24.00 per Share represented the highest price per Share that could be negotiated with Parent.

  In view of the wide variety of factors considered by the Board of Directors, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its recommendation as being based on the totality of the information presented to and considered by it.

  The Board of Directors recognizes that upon the consummation of the Offer and the Merger, stockholders of the Company will no longer have their equity interest in the Company or any interest in any future growth of the Company. The Board of Directors has determined, based upon consideration of the material factors specified above, however, that the Offer and the Merger are in the best interest of stockholders and are consistent with maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to an engagement letter, dated August 19, 1996, between the Company and Bear Stearns, the Company retained Bear Stearns to serve as the Company's exclusive financial advisor in connection with a broad based financial and business analysis of strategic alternatives with respect to the Company. Pursuant to the engagement letter, the Company paid to Bear Stearns an initial fee in the amount of $100,000, and a fee in the amount of $300,000 upon delivery by Bear Stearns of its fairness opinion, which amounts will in each case be credited against the transaction fee described below. The Company also agreed to pay to Bear Stearns a fee of not less than 1% of the aggregate consideration paid (including amounts of debt assumed) in connection with any acquisition or divestiture involving the Company. Accordingly, upon consummation of the Merger, the Company will pay to Bear Stearns a fee of $2,850,000, after crediting the amount of the initial fee and the fee attributable to the fairness opinion. The Company also has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses incurred (including fees and expenses of counsel) in connection with the matters contemplated by the engagement letter. In addition, the Company has agreed to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities laws or liabilities relating to or arising out of Bear Stearns' engagement as financial advisor under the engagement letter.

  Bear Stearns is an internationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Bear Stearns was selected by the Company as a financial advisor on the basis of Bear Stearns' qualifications, expertise and reputation in investment banking. In the past, Bear Stearns has provided investing banking and financial advisory services to the Company.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender into the Offer any Shares which are held of record or beneficially owned by such persons (except for Shares subject to outstanding options, which will not be tendered but will be cancelled in connection with the Merger as described in
Item 3(b) above).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer, and no negotiations are underway, which relate to or would result in (i) an extraordinary transaction involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Schedule I is being furnished in connection with the possible designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1 Offer to Purchase, dated December 20, 1996.
   Exhibit 2 Letter of Transmittal, dated December 20, 1996.
   Exhibit 3 Agreement and Plan of Merger, dated December 14, 1996, among
             Parent, Purchaser and the Company.
   Exhibit 4 Restated Certificate of Incorporation of the Company dated April
             14, 1989.
   Exhibit 5 Rights Agreement, dated as of April 14, 1989 and amended on July
             31, 1989, January 4, 1990 and November 5, 1991, between the
             Company and Harris Trust and Savings Bank, as Rights Agent.(1)
   Exhibit 6 Amendment No. 4 to Rights Plan, dated as of December 14, 1996, between the Company and Harris Trust and Savings Bank, as Rights
             Agent.
   Exhibit 7 Letter to Stockholders of Eljer Industries, Inc., dated December
             20, 1996.*
   Exhibit 8 Opinion of Bear, Stearns & Co. Inc., dated December 14, 1996.*
   Exhibit 9 Text of Joint Press Release, dated December 16, 1996.

--------
* Enclosed with Schedule 14D-9 mailed to Stockholders.
(1) Incorporated herein by reference to the Company's Registration Statement on Form 10 filed on February 14, 1989, as amended by Forms 8 filed on March 14, 1989, March 23, 1989, March 27, 1989, August 3, 1989, January
    10, 1990, May 2, 1990 and November 19, 1991 (File No. 0-10181), and to the
    Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 1991 filed on November 12, 1991.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 1996

                                          Eljer Industries, Inc.

                                                   /s/ Scott G. Arbuckle
                                          By: _________________________________
                                                     SCOTT G. ARBUCKLE
                                                  CHAIRMAN OF THE BOARD,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                                                     SCHEDULE I

                            ELJER INDUSTRIES, INC.
                             17120 DALLAS PARKWAY
                              DALLAS, TEXAS 75248

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

  This Information Statement is being mailed on or about December 20, 1996, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to holders of record of the common stock, par value $1.00 per share (the "Common Stock"), of Eljer Industries, Inc., a Delaware corporation (the "Company"), at the close of business on December 18, 1996. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election to the Company's Board of Directors (the "Board" or the "Board of Directors") of persons to be designated by Zurn Industries, Inc., a Pennsylvania corporation ("Parent"). Pursuant to the Merger Agreement, upon the acquisition by Zurn Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), of at least 50.1% of the outstanding shares of Common Stock (each, a "Share" and collectively, the "Shares") on a fully diluted basis pursuant to the Offer (as defined below), and from time to time thereafter, Parent will be entitled to designate such number of directors ("Parent's Designees"), as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, that number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board at such time (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares purchased by Purchaser pursuant to the Offer bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Merger Agreement provides, however, that at all times prior to the effective time of the Merger (the "Effective Time"), the Board shall include at least two of the directors then in office who were directors on December 14, 1996 and who voted to approve the Merger Agreement ("Continuing Directors"). The Merger Agreement requires the Company, at the request of Parent, to take all action necessary, including increasing the size of the Board or using its reasonable best efforts to secure the resignations of incumbent directors, to cause Parent's Designees to be elected to the Board under the circumstances described therein.

  This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 20, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 21, 1997, unless extended in accordance with its terms.

  The information contained in this Information Statement concerning Purchaser and Parent and Parent's Designees has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

  The only voting security of the Company outstanding is its Common Stock. As of December 13, 1996, there were 7,153,657 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information as of December 13, 1996 (except as otherwise noted in footnote (2) below) with respect to the persons known to the Company to be the beneficial owners of more than five percent of the outstanding Shares of Common Stock.

                                                               COMMON STOCK
                                                            BENEFICIALLY OWNED
                                                          ----------------------
NAME AND ADDRESS OF                                         NUMBER     PERCENT
  BENEFICIAL OWNER                                        OF SHARES  OF CLASS(1)
-------------------                                       ---------- -----------
Gabelli Funds, Inc....................................... 785,400(2)    11.0%
 655 Third Avenue
 New York, New York 10017
James P. Lennane......................................... 479,400(3)     6.7%
 4820 Bayshore Drive, Suite D
 Naples, Florida 33962

--------
(1) As of December 13, 1996, there were outstanding 7,153,657 shares of Common Stock.

(2) The number of Shares is based on information contained in a Schedule 13D, as amended through Amendment No. 18 thereto, filed with the Securities and Exchange Commission (the "SEC") by Gabelli Funds, Inc. and certain of its affiliates, which reflects their beneficial ownership of Shares as of December 16, 1996. According to the filing, Gabelli Funds and such affiliates reported that they may be deemed to have sole voting power with respect to 745,400 Shares and sole dispositive power over 785,400 Shares.

(3) The number of Shares is based on information contained in a Schedule 13D, as amended through Amendment No. 7 thereto, filed with the SEC by James P. Lennane, Bette M. Byouk and Susan Kahl Lennane which reflects their beneficial ownership of Shares as of October 31, 1996. According to the filing, Mr. Lennane reported that he may be deemed to have sole voting and dispositive power over 476,400 Shares and Ms. Byouk and Ms. Lennane each reported that they may be deemed to have sole voting and dispositive power over 1,000 and 2,000 Shares, respectively.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth as of December 13, 1996 the beneficial ownership of Common Stock by each director of the Company, each named executive officer listed in the Summary Compensation Table appearing in this Information Statement and all directors and executive officers as a group.

                                                              COMMON STOCK
                                                           BENEFICIALLY OWNED
                                                           -------------------
                                                             NUMBER   PERCENT
                                                           OF SHARES  OF CLASS
                                                           ---------- --------
Directors
 Scott G. Arbuckle........................................ 246,554(1)   3.3%
 John H. Deininger........................................  21,553(2)    *
 Walter C. Minnick........................................   9,561(2)    *
 Frank J. Morgan..........................................  36,159(2)    *
 Paul E. Price............................................   4,008(2)    *
 C. A. Rundell, Jr........................................   8,469(2)    *
Named Executive Officers (excluding any director named
 above) and Group
 James A. Harris..........................................  80,994(3)   1.1%
 James F. Thomason........................................  83,824(4)   1.2%
 George W. Hanthorn.......................................  33,308(5)    *
 G. Michael Morrell.......................................  38,000(6)    *
 All directors and executive officers as a group (14
 persons)................................................. 683,780(7)   8.9%

--------
*Beneficial ownership represents less than one percent of the outstanding Common Stock.

(1) Includes 214,173 Shares Mr. Arbuckle has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 10,131 Shares held for the account of Mr. Arbuckle under the Eljer Tax Reduction Investment Plan ("TRIP"), with respect to which Mr. Arbuckle has sole voting power and dispositive power, subject to the terms of the TRIP; 16,600 Shares held jointly by Mr. Arbuckle and his wife with respect to which they share voting and dispositive power; and 5,650 Shares with respect to which Mr. Arbuckle has sole voting and dispositive power.

(2) The beneficial owner has sole voting and investment power with respect to all Shares listed.

(3) Includes 68,100 Shares Mr. Harris has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 2,744 Shares held for the account of Mr. Harris under the TRIP with respect to which Mr. Harris has sole voting power and dispositive power, subject to the terms of the TRIP; 5,150 Shares with respect to which Mr. Harris has sole voting and dispositive power; and 5,000 restricted Shares with respect to which Mr. Harris has sole voting power, but no dispositive power. The restricted period for the 5,000 restricted Shares, which were granted in 1994, terminates on February 15, 1997 (or, if earlier, upon consummation of the Offer).

(4) Includes 68,700 Shares Mr. Thomason has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 3,529 Shares held for the account of Mr. Thomason under the TRIP, with respect to which Mr. Thomason has sole voting power and dispositive power, subject to the terms of the TRIP; 3,695 Shares with respect to which Mr. Thomason has sole voting and dispositive power; 1,300 Shares held by Mr. Thomason' s wife with respect to which she has sole voting and dispositive power; and 6,600 restricted Shares, with respect to which Mr. Thomason has sole voting power, but no dispositive power. The restricted period for those 6,600 restricted Shares, which were granted in 1996, terminates on February 20, 1999 (or, if earlier, upon consummation of the Offer).

(5) Includes 31,700 Shares Mr. Hanthorn has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); and 1,608 Shares held for the account of Mr. Hanthorn under the TRIP with respect to which Mr. Hanthorn has sole voting power and dispositive power, subject to the terms of the TRIP.

(6) Includes 14,000 Shares Mr. Morrell has the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 10,000 Shares with respect to which Mr. Morrell has sole voting and dispositive power; and 14,000 restricted Shares, with respect to which Mr. Morrell has sole voting power, but no dispositive power. The restricted period for 10,000 restricted Shares, which were granted in 1994, terminates on April 19, 1997 (or, if earlier, upon consummation of the Offer) and the restricted period for the remaining restricted Shares, which were granted in 1996, terminates on February 20, 1999 (or, if earlier, upon consummation of the Offer).

(7) Includes 495,673 Shares with respect to which executive officers and directors have the right to acquire within 60 days pursuant to stock options (assuming acceleration of the vesting periods with respect to such options upon consummation of the Offer); 27,712 Shares held for the account of such persons under the TRIP; and 35,600 restricted Shares.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Company's Restated Certificate of Incorporation provides that there shall be three classes of directors. At each annual meeting of stockholders of the Company, successors to directors of the class whose term of office expires in that year are to be elected for a three-year term or until their successors have been duly elected and qualified. The total number of directors is fixed by the Board of Directors pursuant to authority granted it under the Company's Restated Certificate of Incorporation. The Board of Directors is presently comprised of six directors, one of whom is a salaried employee of the Company. The current terms of the three classes of directors expire at the 1997, 1998 and 1999 annual meetings, respectively.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

  The Merger Agreement provides that promptly upon the purchase by Purchaser of such number of Shares which represents at least 50.1% of the outstanding Shares on a fully diluted basis pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate the Parent's Designees. The Merger Agreement requires the Company, at the request of Parent, to take all action necessary, including increasing the size of the Board or using reasonable best efforts to secure the resignations of incumbent directors to cause Parent's Designees to be elected under the circumstances described herein. The Merger Agreement provides, however, that at all times prior to the Effective Time of the Merger, the Board shall include at least two Continuing Directors. None of the Parent Designees will begin serving as directors of the Company until at least ten days after the date this Information Statement is filed with the Commission and mailed to the Stockholders of record.

  Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors.

  It is expected that Parent's Designees may assume office at any time following the purchase of Shares by Purchaser pursuant to the Offer, which purchase may not be consummated prior to midnight on Tuesday, January 21, 1997 and that, upon assuming office, Parent's Designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Board of Directors will consist of persons who are not Parent's Designees, the Company expects such persons will be Continuing Directors.

  Parent's Designees will be selected by Parent from among the individuals listed below. The Company has been informed that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States, and, except as indicated otherwise, the business address of each person is One Zurn Place, Erie, Pennsylvania 16505.

                                          PRESENT PRINCIPAL OCCUPATION OR           PERIOD
       NAME         AGE AT 12/1/96  EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY     SERVED
       ----         --------------  -------------------------------------------     ------
Robert R. Womack          59       Chairman and Chief Executive Officer           Since 1995
                                   Director and Chief Executive Officer           Since 1994
                                   Independent Consultant                          1993-1994
                                   Vice Chairman and Chief Executive Officer       1990-1993
                                   (1992-1993) and President and Chief Operating
                                   Officer (1990-1992)--IMO Industries, Inc.,
                                   Lawrenceville, NJ (controls, pumps, and
                                   engineered power products)
Dennis Haines             43       General Counsel and Secretary                  Since 1993
                                   Associate General Counsel                       1989-1993
Robert D. Neary           63       Director                                       Since 1995
                                   Trustee Chairman and President, Armada Funds,  Since 1996
                                   Wilmington, DE (group of mutual funds)
                                   Co-Chairman, Ernst & Young LLP, Cleveland, OH   1984-1993
                                   (international accounting and consulting
                                   firm)
                                   Director, Cold Metal Products, Inc. (strip     Since 1994
                                   steel producer and service center processor)
Edward J. Campbell        68       Director                                       Since 1986
                                   President, JI Case Co., Racine, WI (farm        1992-1994
                                   and construction machinery and equipment)
                                   President, Newport News Shipbuilding, Newport   1979-1992
                                   News, VA (shipbuilding and repairing)
                                   Director of Global Marine, Inc. and Titan
                                   Wheel International

DIRECTORS OF THE COMPANY

  Set forth below is certain information concerning the Company's directors, including their classes and terms, ages, present principal occupations and business experience during the past five years and the period during which they have served as directors. The business address of each director is 17120 Dallas Parkway, Dallas, Texas 75248.
                       CLASS WHOSE TERM EXPIRES IN 1997

C. A. RUNDELL, JR.,
 age 65, director since
 October 1992........... Mr. Rundell serves as a consultant to and/or as a member of the boards of
                         directors of a number of companies. His business is conducted under the name
                         Rundell Enterprises, a sole proprietorship. Mr. Rundell is also a director of
                         Inter-Regional Financial Group, Inc., NCI Building Systems,
                         Inc., Tandy Brands
                         Accessories, Inc. and Tyler Corporation.

                       CLASS WHOSE TERM EXPIRES IN 1998

SCOTT G. ARBUCKLE,
 age 65, director since
 February 1990.......... Mr. Arbuckle has served as Chairman of the Board since April
                         1996, and as
                         President and Chief Executive Officer of the Company since
                         February 1990. Mr. Arbuckle previously served as Executive Vice
                         President of the Company and President of the HVAC Group from
                         April 1989 to February 1990. He joined United States Brass
                         Corporation ("US Brass"), an indirect, wholly owned subsidiary of the Company, in 1963.
WALTER C. MINNICK,
 age 54, director since
 April 1993............. Mr. Minnick served until February 1995 as President and Chief
                         Operating Officer, Chief Executive Officer and a director of TJ
                         International Inc., a manufacturer and distributor of specialty building products. From 1974 to 1979, Mr. Minnick was employed by TJ International in various other capacities, including
                         Corporate Secretary, National Manufacturing Manager and Vice
                         President, Division Operations. He is also a director of
                         MacMillan Bloedel, Ltd.
PAUL E. PRICE,
 age 62, director since
 February 1993.......... Mr. Price served in various capacities with The Quaker Oats
                         Company from 1972 until his retirement in June 1991 and, most recently, served as its Senior Vice-President, Finance and Chief
                         Financial Officer from 1988 until his retirement. He also served as President of the Fisher Price Toys division during 1990 and as Executive Vice-President of the International Grocery
                         Products division of Quaker Oats in 1987 and 1988. Mr. Price is also a director of DeSoto, Inc. and Xytronyx, Inc.

                       CLASS WHOSE TERM EXPIRES IN 1999

FRANK J. MORGAN,
 age 71, director since
 April 1989............. Mr. Morgan served as Chairman of the Board of the Company from
                         December 1990 to April 1996. Mr. Morgan served as President and
                         Chief Operating Officer of The Quaker Oats Company, an
                         international marketer of foods, pet foods and toys, from 1983 to 1990. Prior thereto, he held various positions with Quaker
                         Oats since 1964. He is also a director of The Molson Companies
                         Limited.
JOHN H. DEININGER,
 age 64 director since
 April 1989............. Mr. Deininger serves as a consultant to and/or an investor in a number of companies. His business is conducted under the name
                         J.D. Investments, Inc. He also has served as the Chairman of the
                         Board of Pawnee Rotation Molding Co., L.P. since May 1995. He served as President, Chief Executive Officer and a director of
                         Union City Body Co., L.P., from October 1993 to October 1994. He served as Executive Vice President of Illinois Tool Works, Inc.,
                         a manufacturer of industrial products and components from 1986 through 1990.

BOARD MEETINGS AND COMMITTEES

  During 1995 (the last full fiscal year of the Company), the Board of Directors of the Company held 6 meetings. Each of the directors of the Company attended at least 75 percent of the aggregate total number of meetings of the Board of Directors and meetings of any committee of the Board on which that director served and which took place subsequent to his election as a director. The Board of Directors has standing Audit, Compensation and Executive Committees. It does not have a standing Nominating Committee.

  The Audit Committee reviews the scope and results of the audit by the Company's independent auditors, makes recommendations to the Board as to the selection of independent auditors and has approval authority with respect to services provided by the independent auditors. In addition, it reviews systems of internal control, reviews accounting policies and procedures and directs and supervises investigations into matters within the scope of its duties. The members of this committee are Messrs. Deininger (chairperson), Morgan, Rundell, Minnick and Price. The Audit Committee met 2 times in 1995.

  The Compensation Committee reviews the cash compensation of management personnel and takes action on all salary changes for certain management personnel. In addition, it administers all aspects of the various management stock incentive plans and awards stock-based compensation to executive officers and employees of the Company. The members of this committee are Messrs. Minnick (chairperson), Morgan, Deininger, Rundell and Price. The Compensation Committee met 4 times in 1995.

  The Executive Committee has, and may exercise, when the Board of Directors is not in session, the powers of the Board of Directors in the management of the business and affairs of the Company. The Executive Committee does not have the power to change the membership or fill vacancies in the Board of Directors or in the Executive Committee. The members of the Committee are Messrs. Morgan (Chairperson), Rundell and Arbuckle. The Executive Committee met 5 times in 1995.

DIRECTORS' FEES AND COMPENSATION

  Directors who are not employees of the Company or any of its subsidiaries receive for their services a retainer fee of $16,000 per annum payable in cash or in shares of the Company's Common Stock and a fee of $800 in cash for each Board or committee meeting attended. In addition, each chairperson of a committee of the Board who is not an employee of the Company or any subsidiary receives for his services as chairperson a retainer fee of $2,000 per annum payable in cash or in shares of the Company's Common Stock. If a director elects to receive the retainer fee in shares of Common Stock, the Company transfers shares of treasury stock to the directors in payment of such fees at the time of, or shortly after, the first meeting of the Board of Directors following the annual meeting of shareholders of the Company based on the market value of the Company's Common Stock at that time. Cash payments, if elected, are also made at that time. Non-employee directors who are elected to the Board between annual shareholder meeting dates are entitled to receive a pro rata portion of the retainer fees for their services based on the number of days from the date of their election until the next annual meeting of shareholders. Directors who are employees of the Company or any subsidiary do not receive any fees for Board or committee service. The Company reimburses all directors for travel, lodging and related expenses they may incur in attending Board and committee meetings.

  In 1992, the Company adopted a retirement plan for directors of the Company who are not employees of the Company or any of its subsidiaries. Under the plan, an eligible director who has three or more years of credited service as a director is entitled to receive upon his or her retirement from the Board of Directors an annual payment in cash equal to the amount of the per annum director retainer fee in effect for the year in which he or she retired. The annual retirement entitlement is payable for a period of years equal to the number of years he or she served as a Board member but not to exceed 10 years.

                       EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the names, ages, titles with the Company, and principal occupations and employment for the past five years of the executive officers of the Company.

NAME AND AGE                             OFFICE AND EXPERIENCE

Scott G. Arbuckle, 65....Chairman of the Board, President and Chief Executive
                         Officer. Mr. Arbuckle has served as Chairman of the Board since April 1996 and as President and Chief Executive Officer since February 1990. Mr. Arbuckle previously served as Executive Vice President of Eljer Industries and President of HVAC Group. He joined US Brass in 1963.

James A. Harris, 39......Executive Vice President. Mr. Harris has served in his current position since January 1996 and also serves as the President of Eljer Manufacturing, Inc. Mr. Harris previously served as Vice President-Sales and Marketing of Eljer Industries from January 1992 to December 1995. Prior to January 1992, Mr. Harris served as Vice President-Marketing.

Brooks F. Sherman, 36....Vice President-Finance, Chief Financial Officer and
                         Treasurer. Mr. Sherman has served in his current position since June 1995. Mr. Sherman previously served as Controller, Treasurer and Assistant Secretary from April 1991 to June 1995 and as Controller and Assistant Secretary from 1989 to April 1991.

James F. Thomason, 62....Vice President-Manufacturing. Mr. Thomason has served in his current position since April 1991, having previously served as Group President-Selkirk/Dry N.A. from April 1990 to April 1991. Prior to joining Eljer Industries, Mr. Thomason served in various management positions with Kohler Company, most recently as Vice President-Operations for Plumbing and Specialty Products, International.

George W. Hanthorn, 49...Vice President-General Counsel and Secretary. Mr.
                         Hanthorn has served in this position since October 1994. Mr. Hanthorn previously served as Senior Vice President-General Counsel and Secretary of Greyhound Lines, Inc., Dallas, Texas, a publicly-held transportation services company, from 1990 to 1994, and as Vice President, General Counsel and Secretary of Greyhound Lines, Inc. from 1987 to 1990.

Nancy J. Duricic, 42.....Vice President-Human Resources. Ms. Duricic has
                         served in her current position since January 1996. Ms. Duricic previously served as Director-Human Resources from June 1995 to December 1995, as Director-Compensation and Benefits from January 1992 to June 1995, and as Manager of Employee Benefits from September 1990 to January 1992.

Steven M. Rodman, 42.....Vice President-Sales and Marketing. Mr. Rodman has
                         served in his current position since January 1996, having previously served as Eljer Manufacturing, Inc.'s Vice President-Consumer Sales since joining the Company in August 1992. Mr. Rodman previously served as Director of Sales for Artesian Plumbing Products, Mansfield, Ohio, a privately-held plumbing fixture manufacturer.

Gerald J. Morris, 56.....Controller and Assistant Secretary. Mr. Morris has
                         served in his current position since June 1995 and has held a variety of division controllership positions since joining the Company in February 1981, most recently as Controller-Manufacturing.

G. Michael Morrell, 60...Managing Director, European Operations. Mr. Morrell
                         has served in his current position since March 1994. Mr. Morrell was a self-employed consultant prior to March 1994 and held several senior management positions with subsidiaries of Household International, Inc., the Company's former parent, prior to April 1989.

                   EXECUTIVE COMPENSATION AND OTHER MATTERS

COMPENSATION SUMMARY

  The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid to the CEO and the other four most highly compensated executive officers of the Company whose combined salary and bonus for 1995 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

                          SUMMARY COMPENSATION TABLE

                                                                      LONG TERM COMPENSATION
                                                                 ---------------------------------
                                   ANNUAL COMPENSATION                   AWARDS          PAYOUTS
                         --------------------------------------- ---------------------- ----------
                                                       OTHER                 SECURITIES
                                                       ANNUAL    RESTRICTED  UNDERLYING             ALL OTHER
NAME AND                                              COMPEN-       STOCK     OPTIONS/     LTIP      COMPEN-
PRINCIPAL POSITION       YEAR SALARY($) BONUS($)(3) SATION($)(4) AWARD($)(5)  SARS(#)   PAYOUTS($) SATION($)(6)
------------------       ---- --------- ----------- ------------ ----------- ---------- ---------- ------------
Scott G. Arbuckle,       1995  400,000    200,000      25,954         --       25,000    577,500     387,227(7)
 President and CEO       1994  371,000    194,775      35,115         --       35,000        --      153,963(7)
                         1993  350,000    250,000      41,970         --       50,000        --      392,216(7)
James A. Harris,         1995  156,343     56,596      13,629         --       10,000    137,830       6,506
 Executive V.P. &        1994  144,095     60,520      13,629      44,688      15,000        --        6,578
 President of Eljer      1993  125,300     75,180      13,359      38,438       8,000        --        5,049
 Manufacturing, Inc.
James F. Thomason,       1995  198,278     79,708      15,267         --       10,000    196,900       8,339
 V.P. Manufacturing      1994  189,740     79,691      15,522         --       15,000        --        8,914
                         1993  179,000    107,400      15,149         --        8,000        --        7,512
George W. Hanthorn,      1995  200,000     66,400      12,790         --          --      88,612         --
 V.P., General Counsel   1994   41,667     10,416       3,135         --       15,000        --          --
 & Secretary(1)          1993      --         --          --          --          --         --          --
G. Michael Morrell,      1995  145,043     68,837       3,528         --       10,000     95,286         --
 Managing Director,      1994  103,965     72,236       2,521      70,000         --         --          --
 European Operations(2)  1993      --         --          --          --          --         --          --

--------
(1) Mr. Hanthorn became an employee of the Company in October 1994.

(2) Mr. Morrell became an employee of the Company in April 1994. Amounts indicated were paid in British pounds sterling and have been converted to United States dollars on the basis of $1.578 per pound sterling.

(3) Annual bonus amounts are earned and accrued during the fiscal years indicated and paid in the following year.

(4) Amounts consist of automobile lease payments made by the Company, tax planning services and club dues for certain of the executives.

(5) As of December 31, 1995, the only restricted Shares outstanding that were granted to the named executive officers were as follows: Mr. Harris, 5,000 in 1993 and 5,000 in 1994; and Mr. Morrell, 10,000 in 1994. The aggregate value of these restricted Shares is based on the closing sales price of the Company's Common Stock on the date of the grant. The restricted period with respect to such Shares for Mr. Harris terminated on February 16, 1996 for those granted in 1993, and will terminate on February 15, 1997 for those granted in 1994. The restricted period with respect to such Shares for Mr. Morrell will terminate on April 19, 1997.

(6) Except as noted in footnote 7 below, these amounts represent matching contributions by the Company to the TRIP and the defined contribution portion of the Eljer Supplemental Benefit Plan (see "Defined Benefit and Other Retirement Plans" below) on behalf of the named individuals.

(7) With respect to Mr. Arbuckle, these amounts include lump sum retirement payments of $369,834 in 1995, $135,333 in 1994, $377,816 in 1993 earned pursuant to the pension related benefit portion of the Eljer Supplemental Benefit Plan. The payments reflect benefits as of December 31, 1995, December 31, 1994 and December 31, 1993, respectively, a significant amount of which Mr. Arbuckle earned prior to becoming President and Chief Executive Officer of the Company.

OPTION/SAR GRANTS

  The following table sets forth certain information with respect to options to purchase Common Stock granted during the year ended December 31, 1995 to each of the named executive officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR




                                     INDIVIDUAL GRANTS
                         -----------------------------------------
                         NUMBER OF  % OF TOTAL                      POTENTIAL REALIZABLE
                         SECURITIES  OPTIONS/                         VALUE AT ASSUMED
                         UNDERLYING    SARS                        ANNUAL RATES OF STOCK
                          OPTIONS/  GRANTED TO EXERCISE            PRICE APPRECIATION FOR
                            SARS    EMPLOYEES   PRICE                  OPTION TERM(1)
                                                                   -------------------------
                          GRANTED   IN FISCAL    PER    EXPIRATION
NAME                       (#)(2)      YEAR     SHARE      DATE      5%(3)         10%(4)
----                     ---------- ---------- -------- ---------- ----------    -----------
Scott G. Arbuckle.......   25,000     22.3%     $5.88    2/22/05      $92,369       $234,080
James A. Harris.........   10,000      8.9%     $5.88    2/22/05      $36,947       $ 93,632
James F. Thomason.......   10,000      8.9%     $5.88    2/22/05      $36,947       $ 93,632
George W. Hanthorn(5)...      --        --        --         --           --             --
G. Michael Morrell......   10,000      8.9%     $5.88    2/22/05      $23,917(6)    $ 55,737(7)

--------
(1) The values shown are based on the indicated assumed annual rates of appreciation compounded annually. Actual gains realized, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the values shown in this table will be achieved.

(2) Options granted in 1995 did not include stock appreciation rights
    ("SARs").

(3) Represents an assumed market price per share of Common Stock of $9.57, unless otherwise noted.

(4) Represents an assumed market price per share of Common Stock of $15.24, unless otherwise noted.
(5) George W. Hanthorn was awarded no options in 1995. His most recent award was October 17, 1994, which is Mr. Hanthorn's initial hire date.
(6) Represents an assumed market price per share of Common Stock of $8.27.
(7) Represents an assumed market price per share of Common Stock at $11.45.

OPTION/SAR EXERCISES

  The following table sets forth certain information with respect to the exercise of options to purchase Common Stock and SARs during the year ended December 31, 1995, and the unexercised options held and the value thereof at that date, by each of the named executive officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAREND OPTION/SAR VALUES

                                                NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED          IN-THE-MONEY
                           SHARES                  OPTIONS/SARS AT           OPTIONS/SARS AT
                          ACQUIRED    VALUE      FISCAL YEAREND (#)         FISCAL YEAREND ($)
                         ON EXERCISE REALIZED ------------------------- --------------------------
NAME                         (#)       ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE  UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ------------ -------------
Scott G. Arbuckle.......     -0-       -0-      106,046      85,000        78,670       249,764
James A. Harris.........     -0-       -0-       27,725      27,375        20,327        90,984
James F. Thomason.......     -0-       -0-       31,300      27,500        20,421        91,015
George W. Hanthorn......     -0-       -0-        3,750      11,250        13,593        40,781
G. Michael Morrell......     -0-       -0-          -0-      10,000           -0-        48,750

LONG-TERM INCENTIVE PLAN AWARDS

  The Long-Term Incentive Plan provides for awards based on performance units to key executives. Units are earned based on the achievement of corporate performance goals established by the Compensation Committee.

  The Performance Target for the three-year period ended December 31, 1995 Performance Period was based on cumulative earnings per share excluding certain unusual items. Results achieved were 110% of the target level.

                                                         TARGET   PAYOUT AMOUNT
                                                         AWARD   @110% OF TARGET
                                                        -------- ---------------
Scott G. Arbuckle...................................... $525,000    $577,500
James A. Harris........................................  125,300     137,830
James F. Thomason......................................  179,000     196,900
George W. Hanthorn.....................................   80,555      88,611
G. Michael Morrell.....................................   86,624      95,286

DEFINED BENEFIT AND OTHER RETIREMENT PLANS

  The following table illustrates the amount of annual pension benefits on a straight-life annuity basis for eligible employees retiring at age 65 in the specified remuneration and years-of-service classifications under the Retirement Plan, the Excess Plan and Supplemental Plan discussed below. Offsets for Social Security payments and other offsets provided for in the plans are reflected in this table.

                              PENSION PLAN TABLE

                                           YEARS OF SERVICE AT RETIREMENT
                                    --------------------------------------------
REMUNERATION                           15       20       25       30       35
------------                        -------- -------- -------- -------- --------
$  150,000......................... $ 30,662 $ 40,883 $ 51,103 $ 61,324 $ 71,545
   200,000.........................   41,912   55,883   69,853   83,824   97,795
   300,000.........................   64,412   85,883  107,353  128,824  150,295
   400,000.........................   86,912  115,883  144,853  173,824  202,795
   500,000.........................  109,412  145,883  182,353  218,824  255,295
   750,000.........................  165,662  220,883  276,103  331,324  386,545
 1,500,000.........................  334,412  445,883  557,353  668,824  780,295

  The Retirement Plan for Salaried Employees of Eljer Manufacturing, Inc. (the "Retirement Plan") is a noncontributory, defined benefit plan for certain of its salaried employees. The amount of a participant's pension benefits depends primarily on years of employment, age at retirement and average annual compensation (salary plus bonus, whether paid in cash or stock) for the five successive highest-paid employment years out of the employee's last 10 years of employment. Participants become fully vested in their accrued pension benefits after five years of service.

  The Retirement Plan was amended effective December 31, 1995, to freeze compensation for benefit purposes at 1995 levels. In addition, benefit service for participants under age 50 as of December 31, 1995, has been frozen; participants age 50 or over continue to accrue service for benefit purposes. All compensation received after 1995 is excluded in the determination of benefits; all service after 1995 is excluded except for participants over the age 50 on December 31, 1995.

  The Company maintains two non-qualified, unfunded benefit plans (the "Excess Plan" and the "Supplemental Plan") pursuant to which benefits of certain participants under the Retirement Plan and TRIP, are supplemented to account for limitations imposed on benefits under these plans by the Internal Revenue Code of 1986, as amended (the "Code"). Benefits under the Excess Plan are determined by reference to an employee's benefits under the Retirement Plan and benefits under the Supplemental Plan are determined by reference to an employee's benefits under the Retirement Plan and TRIP calculated in each case without regard to the contribution and benefit limitations contained in the Code. In calculating an employee's benefits under the TRIP related portion of the Supplemental Plan, amounts credited to an employee under such plan are deemed to be invested in shares of Common Stock. Generally, benefits under the Excess Plan and the Retirement Plan related portion of the Supplemental Plan are payable at the time and in the form benefits are payable to an employee under the Retirement Plan and benefits under the TRIP related portion of the Supplemental Plan are payable in a single sum payment following an employee's termination of employment with the Company or its participating subsidiaries, death or disability. The Board has authorized the Eljer Pension Committee to administer the Excess Plan and the Retirement Plan portion of the Supplemental Plan and the Eljer TRIP Administrative and Investment Committee to administer the TRIP related portion of the Supplemental Plan; provided that the Board determines in each case the methods by which benefits are accumulated and distributed (such as the timing and form of benefit payments) under the Excess Plan and the Supplemental Plan. The amendment to the Retirement Plan discussed above is also applicable to the Excess Plan in the same manner it affects benefits and service earned under the Retirement Plan. The Company's obligations under the Supplemental Plan and the Excess Plan are partially secured by the assets of a grantor trust held by Wachovia Bank of North Carolina, N.A., as trustee.

  For purposes of determining the benefits under the Retirement Plan, the Excess Plan and the Supplemental Plan for the named executive officers, credited years of service and the amount of covered compensation (salary plus bonuses paid in cash or stock) for 1995 are as follows: Mr. Arbuckle, 33 years and $594,775; Mr. Harris, seven years and $216,863; Mr. Thomason, six years and $277,969; and Mr. Hanthorn, two years and $210,416. In calculating credited years of service, years of service with Household International, Inc. prior to the spin-off of the Company have been taken into account.

  The Company maintains TRIP, which is a defined contribution plan intended to constitute a qualified plan under Section 401(a) of the Code containing a salary reduction feature, pursuant to which eligible employees of the Company and its participating subsidiaries who are not covered by a collective bargaining agreement may elect to contribute a portion of their compensation on a before-tax and/or an after-tax basis and the Company and its participating subsidiaries make matching contributions in an amount not exceeding 50% of each employee's compensation contributed to TRIP up to 6% of the employee's compensation. TRIP was amended effective January 1, 1996 to include a profit sharing contribution referred to as "TRIP+" based, in part, on each employee's years of credited service under TRIP. TRIP+ contributions range from 2% of an employee's compensation to 9% of an employee's compensation. Employees' contributions, matching contributions, and TRIP+ contributions are subject to certain restrictions and limitations imposed on TRIP by the Code and the maximum amount of compensation that can be considered under TRIP on behalf of an employee for 1996 is $150,000. Employees' may, subject to certain limitations contained in TRIP, elect to invest their TRIP accounts in certain investment funds, including a fund consisting primarily of Common Stock.

  Mr. Morrell is covered by a retirement plan of Selkirk Manufacturing Limited, an indirect wholly-owned subsidiary of the Company. The plan provides for an annual retirement benefit to Mr. Morrell, beginning at age 60, equal to two-thirds of his final average compensation. Final average compensation means the average annual compensation during the last three years of Mr. Morrell's employment. The amount of covered compensation for 1995 to Mr. Morrell was $217,279.

EXECUTIVE COMPENSATION (INCLUDING TERMINATION OF EMPLOYMENT) AGREEMENTS

  Mr. Arbuckle entered into an agreement with the Company in 1991 that provides for, among other things, certain continued compensation in the event of (i) termination of Mr. Arbuckle's employment by the Company prior to age 65 for any reason other than willful and deliberate misconduct or disability for a specified period that prevents him from reasonably performing his duties or
(ii) resignation of employment prior to age 65 by reason of reassignment to a lesser rank or status, reduction of salary, benefits or target bonus, or reassignment to a geographic area more than 50 miles from his residence as of the date the agreement was executed.

  In the event Mr. Arbuckle's employment is terminated or he resigns for any such reason described above, he will be entitled for 18 months thereafter to
(i) continued salary (prorated for the partial year), (ii) continued target bonuses (prorated for the partial year) and (iii) continuation of pension accrual, savings plan contributions, deferred compensation (if any) and medical and life insurance benefits or, in each case under this clause (iii), the economic equivalent thereof. Benefit plan accruals that would be payable on a deferred basis were he to continue in employment, may, at the Company's option, be deferred or payable in an actuarially equivalent lump sum at the end of the 18-month period.

  Messrs. Harris and Thomason entered into agreements with the Company in 1991. Mr. Hanthorn entered into an agreement with the Company in 1994. They are identical to Mr. Arbuckle's agreement, except that (i) the continuation of compensation provisions apply if the officer's employment is terminated or he resigns (for the same reasons set forth in Mr. Arbuckle's agreement) prior to the termination of the agreement (rather than at any time prior to age 65) and
(ii) the period of continued compensation post-employment is 12 months (rather than 18 months). The agreements with Messrs. Harris and Thomason were originally scheduled to terminate on May 1, 1995, and the agreement with Mr. Hanthorn was originally scheduled to terminate on October 17, 1995. The term of each of the agreements with Messrs. Harris, Thomason and Hanthorn is, however, renewed automatically for successive one-year periods unless the Company notifies the officer at least 90 days prior to the scheduled termination date of the agreement (as originally fixed or as extended) of the Company's election not to extend the agreement beyond such date. The term of the agreements with Messrs. Harris, Thomason and Hanthorn were automatically extended the additional one year period.

  Mr. Morrell entered into an agreement with the Company in 1994 with terms that are substantially the same as those contained in the agreements with Messrs. Harris, Thomason and Hanthorn, with one exception. The term of the agreement has no expiration date.

CHANGE-IN-CONTROL AGREEMENTS

  The Company has entered into agreements with Messrs. Harris, Thomason, Hanthorn and Morrell and four other officers of the Company, providing severance benefits in the event their employment is terminated within two years following a change-in-control of the Company. The provisions of these agreements supersede the provisions of the compensation agreements described above to the extent that those provisions would apply following a change-in-control of the Company.

  Under these agreements, a "change-in-control" is defined as the occurrence of any one of the following: (i) the acquisition by a person or entity of shares of stock of the Company representing 25 percent or more of the combined voting power of the stock of the Company; (ii) a change in the majority of the Board of Directors; or (iii) shareholder approval of a liquidation of the Company, a sale or disposition of all or substantially all of the Company's assets or a merger, consolidation or reorganization of the Company.

  If the employment of an officer who is a party to a change-in-control agreement is terminated by the Company other than for "cause" within two years following a change-in-control, or if such an officer voluntarily terminates his or her employment within such time period for "good reason", then the officer will be entitled to the following severance benefits: (i) two times the officer's highest annual base salary while employed by the Company; (ii) two times the greater of (a) the officer's average annual bonus over the preceding three years or (b) the officer's target bonus for the year in which the change-in-control occurs; (iii) the officer's unpaid base salary and accrued vacation pay through the date of employment termination; and (iv) two years of continued coverage under welfare benefit plans, pension plans and profit sharing plans (however, in the event an officer receives substantially similar benefits from a subsequent employer, the coverage under the officer's change-in- control agreement will be discontinued).

  Mr. Arbuckle also has entered into a change-in-control agreement with terms similar to those summarized above. However, in addition to the methods of termination entitling officers to payment under the agreements described above, Mr. Arbuckle's severance benefits also will be payable upon any voluntary termination of his employment within the two-year period following a change-in-control. Mr. Arbuckle's severance benefits will consist of the following: (i) three times his highest annual base salary while employed by the Company; (ii) three times the greater of (a) his average annual bonus over the preceding three years or
(b) his target bonus for the year in which the change-in-control occurs; (iii) his unpaid base salary and accrued vacation pay through the date of employment termination; and (iv) three years of continued coverage under welfare benefit plans, pension plans, and profit sharing plans (except that if Mr. Arbuckle receives substantially similar benefits from a subsequent employer, the continued coverage under his change-in-control agreement will be discontinued).

  Upon a change-in-control of the Company, all outstanding awards granted under the Company's Long- Term Executive Incentive Compensation Plan and the 1995 Long-Term Incentive Plan shall also become fully vested, exercisable and/or payable.

  The Company's obligations under the change-in-control agreements with all of the officers of the Company are partially secured by a cash-collateralized letter of credit in the amount of $2,500,000 held by Wachovia Bank of North Carolina, N.A., as trustee.

  Under the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor and perform all existing change-in-control agreements with the officers of the Company.

REPRICING OF OPTIONS

  In 1995, the Company did not adjust or amend the exercise price of stock options or SARs previously granted to any of the named executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Frank J. Morgan, who served on the Compensation Committee in 1995, served in a salaried executive office as Chairman of the Board in 1992. In 1993, the position of Chairman of the Board became a non-employee position.

                            COMPENSATION COMMITTEE

  The Company's executive compensation program is administered by the Compensation Committee. The Board designates the members and the Chairman of the committee. At the present time, the Compensation Committee consists of all of the directors who are not employees of the Company. The Compensation Committee establishes the general compensation policies of the Company, establishes the compensation plans and specific compensation levels for executive officers and administers the Company's Executive Incentive Compensation Program, 1991 Long-Term Performance Plan, 1995 Long-Term Incentive Plan and the Long-Term Executive Incentive Compensation Plan and awards stock-based compensation to executive officers and employees of the Company.

  The following is a report submitted by members of the Compensation Committee addressing the Company's compensation policy as it related to the executive officers for fiscal 1995. The report and the information herein under "Executive Compensation--Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules, except for the required disclosure herein, or to the liabilities established under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") and such information shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act.

                     REPORT OF THE COMPENSATION COMMITTEE

To the Shareholders of Eljer Industries, Inc.:

  As members of the Compensation Committee of the Board of Directors (the "Committee") it is our responsibility to review and set compensation levels of the executive officers of the Company, evaluate the performance of management and consider management succession and related matters.

  The Committee retains the services of Hewitt Associates LLC, a compensation and benefits consulting firm ("Hewitt Associates"), to provide information to the Committee to assist it in connection with the performance of its duties. Hewitt Associates provides advice to the Committee with respect to the compensation of executive officers of the Company. The Committee takes into account the performance of the Company and how compensation paid by the Company compares to compensation paid by a comparator group of companies. Members of the Committee also review various compensation surveys provided during the year by Hewitt Associates and other firms specializing in executive compensation. In 1995, these surveys included reports of middle market manufacturing and service companies, and the market data of general industry companies of similar size. Salaries for the executives are reviewed by the Committee on an annual basis and may be increased at that time on the basis of salary increase guidelines established each year by the Company, the individual performance, and changes in pay levels at the comparator companies and in industry in general. This group is referenced for establishing all components of pay. The Committee believes that this group is the most representative comparator group of companies for establishing competitive levels of executive pay. Competitors chosen for comparison purposes in the compensation area generally are not the same companies which comprise the peer group index in the performance graph included in this Proxy Statement. The Committee believes that the Company's most direct competitors for executive talent are not necessarily those companies that would be included in the peer group established for comparing shareholder returns.

  In establishing executive compensation, the Committee neither bases its decisions entirely on quantitative relative weights of various factors, nor does it follow a mathematical formula. Rather, the Committee exercises discretion and makes judgments after considering all factors that are deemed relevant, including the achievement of certain objective targets set by the Committee relating to the Company's financial performance. In establishing each component of pay, the Committee considers the entire pay package.

  Executive compensation policies are designed to use executive pay as incentive to promote the Company's overall business strategies, values and management initiatives. The policies are intended to (i) attract and retain those kinds of executives who are considered essential to the long-term success of the Company through the salaried administration program; (ii) support a performance-based environment that rewards achievement of established Company goals and corporate performance through the payment of cash awards annually; and (iii) reward executives for long-term strategic management and the enhancement of shareholder value through stock- based and long-term incentive awards. The total compensation program emphasizes variable compensation opportunities over time and encourages long-term stock ownership.

  Section 162(m) of the Omnibus Budget Reconciliation Act of 1993 (the "1003 Act") limits the deductibility of compensation in excess of $1 million paid to the Company's chief executive officer and the next four highest paid officers during any fiscal year, beginning with 1994, unless such compensation meets certain requirements.

  The Compensation Committee believes that the current Executive Compensation program is generally fully deductible. However, the Committee may occasionally grant restricted shares or compensation regarding the long-term incentive programs that are in excess of the $1 million limit and may not be deductible. Therefore, the Committee's policy is to retain the discretion to pay non-deductible compensation if that would be in the best interests of the Company and shareholders under the circumstances. Nonetheless, all taxable income for 1995 of the Chief Executive Officer and other named executive officers qualified as deductible by the Company.

  For 1995, as in years past, the Company's executive compensation program consisted of three elements of a total compensation program: base salary, annual incentive bonus and long-term, primarily stock-based, incentive compensation. This approach emphasizes the management of total compensation rather than the administration of separate components of pay. In its compensation decisions with respect to 1995, the Committee took particular note of the management skills, abilities and dedication needed in order for the Company to continue to make progress in resolving financial, legal and operating difficulties facing the Company. The Committee attempts to structure executive compensation packages so that the compensation paid to the Company's executive officers, both individually and collectively, will rank in the median range of the compensation reported by the comparator companies, and actual pay in 1995 fell within this range.

BASE SALARIES

  In establishing the base salaries for executive officers, the Committee considers the individual executive's level of responsibility. That responsibility is compared to compensation surveys provided in large part by Hewitt Associates. The Committee feels that a larger portion of executive compensation opportunity should consist of performance-based incentives. Consequently, the Company's salaries continue to average at the mid-point range of base salaries reported by comparator companies for the year 1995.

  On February 22, 1995, the salary of Scott G. Arbuckle, the Company's chief executive officer ("CEO"), was raised, by the Committee, from $371,000 to $400,000--an increase of approximately 8%. In fixing the CEO's salary, the Committee took into account the Company's continued financial and operational progress and determined that a merit base salary increase was in order. The Committee based the amount of the increase partly on industry comparative salaries for chief executive officers, which were higher than the CEO, and partly on industry averages for pay increases (3 1/2% to 4 1/2%) for chief executive officers.

ANNUAL INCENTIVES

  Bonuses awarded under the Executive Compensation Program consist of a discretionary portion and a non-discretionary portion that is based on the achievement of objectives established each year by the Committee. Bonus opportunities are established to approximate median practices among the comparator companies. Under the annual incentive plans, financial targets are set at levels approved by the Board of Directors and include specific accounting measures of success. In February 1995, the Committee established 1995 performance goals for the Company's executive officers. The Committee determined that 30% of each officer's bonus would be based on whether an earnings per share target was met; 30% on whether a return on net assets target was met; 20% on whether a net operating income (excluding unusual items) target was met; and, 20% would be discretionary with consideration given to the achievement of certain individual performance objectives established for each officer. This discretionary portion of annual earned awards was based on discretionary factors that reflected differences in individual contributions to the Company's success for the year.

  In February 1996, the Committee met, reviewed the continued improved operating performance of the Company in fiscal 1995, but determined that the net operating income target established by the Committee under the bonus program had not been met. Partial awards were given for achievement toward return on net assets and earnings per share objectives. The Committee also reviewed the CEO's and the other executive officers' success in meeting individual performance objectives. Based on its evaluation of all factors, the Committee concluded that the CEO and other executive officers achieved improvements in long-term financial performance and continued to position the Company for stability and future growth, and awarded commensurate bonuses. In total, the bonus payments either met or were slightly below target levels because the operating performance of the Company, and the executives' performance, averaged target performance levels. The Committee believes that the bonuses paid to the CEO and other executives for services in 1995, as a percentage of base salary, are in keeping with the improvements made to operations.

LONG-TERM INCENTIVES

  Long-term incentives provide a significant portion of total compensation for executives and encourage long-term stock ownership. Stock-based awards under the Long-Term Executive Incentive Compensation Plan strengthen the ability of the Company to attract, motivate and retain capable executives and more closely align the interests of management with those of shareholders. Long-term awards granted in 1995 under this plan consisted of non-qualified stock options. Unlike cash, the value of stock options and to a lesser extent restricted stock, will not be immediately realized by the executive. Stock options are granted with exercise prices equal to the prevailing market value of the underlying stock on the date of grant, and will only have value if the Company's stock price increases, resulting in a commensurate benefit for the Company's shareholders. Options granted in 1995 vest in equal amounts over four years and executives must be employed by the Company or an affiliate at the time of vesting in order to exercise the options. Restricted stock is subject to a restricted period during which the stock will be forfeited if the executive's employment is terminated and during which the stock cannot be transferred. The restricted period for awards granted is three years. Restricted stock awards are made for the hiring and retention of key executives. In establishing relative levels of stock options and restricted stock grants the Committee references marketplace practices in this regard.

  The Committee considers the grant of stock-based compensation to executive officers and key managers on an annual basis. The amount of stock-based compensation awarded is based upon the position held by an executive, his expected contribution to the Company's future growth and profitability and his current equity holdings. In granting stock-based compensation, the Committee considers awards reflected in compensation surveys and attempts to base awards at the mid-level indicated by the practices among the comparator companies. The Committee did not reprice any options in 1995, and has not considered it necessary to establish target stock ownership levels for its executive officers.

  In accordance with the foregoing guidelines, the CEO was granted options to purchase 25,000 shares of Common Stock in 1995. The Committee believes that top executives are best motivated by the opportunity for equity ownership and that fact, coupled with practices at the comparator companies, suggested these shares as an appropriate size of the option grant to the CEO.

  No awards previously granted under the Company's 1991 Long-Term Performance Plan were earned during the three-year performance period ended December 31, 1993 because performance targets were not achieved. In 1993, the Committee established new long-term incentive awards under the Company's 1991 Long-Term Performance Plan for the performance period ending December 31, 1995, and established the cumulative earnings per share targets (excluding certain unusual items) relating to those awards. Payouts to the Named Executive Officers for the 1993-1995 award period are shown in the Summary Compensation Table. The Committee has established a new long-term incentive program, the 1995 Long-Term Incentive Plan, designed to further strengthen the relationship between executive pay and shareholder value creation. The incentive awards under the 1995 Long-Term Incentive Plan will replace the annual grants of performance awards under the 1991 Long-Term Incentive Plan for the performance period beginning in 1995. Award opportunities under the 1995 Long-Term Incentive Plan will be directly tied to stock price growth. The Committee believes that the flexibility provided under the 1995 Long-Term Incentive Plan will best complement the existing stock option and restricted stock components of the Company's long-term incentive program, and will provide an effective means for further tieing the incentive opportunities of the Company's executives to shareholder value creation.

SUMMARY

  The Committee believes that executive compensation levels during fiscal 1995 adequately reflect the Company's compensation goals and policies.

                                     Compensation Committee

                                     Walter C. Minnick, Chairman
                                     Frank J. Morgan
                                     John H. Deininger
                                     C.A. Rundell, Jr.
                                     Paul E. Price

                       COMPARISON OF STOCKHOLDER RETURNS

  The following graph sets forth the cumulative total shareholder return for the Common Stock, the New York Stock Exchange Market Index and a Competitor Group Index for the years indicated as prescribed by SEC rules.

              COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN(1)
                         AMONG ELJER INDUSTRIES, INC.,
                NYSE MARKET INDEX AND COMPETITOR GROUP INDEX(2)



                             [GRAPH APPEARS HERE]



                                               1991   1992   1993   1994   1995
                                              ------ ------ ------ ------ ------
Company......................................  91.23 126.32  92.98  80.70 150.88
NYSE Market.................................. 129.41 135.50 153.85 150.86 195.61
Competitor Group............................. 140.77 189.36 238.01 166.79 229.89

--------
(1) Total return assuming reinvestment of dividends. Assumes $100 invested on January 1, 1991, in the Common Stock, the NYSE Market Index and a Company constructed competitor group index.

(2) The Company constructed competitor group consists of the following companies: Hughes Supply, Inc., Manville Corporation, Masco Corporation, Morgan Products Ltd., Noland Company, Nortek, Inc., Owens- Corning Fiberglass Corporation, Ply Gem Industries, Inc. and Waxman Industries, Inc. Total return calculations were weighted according to the respective company's market capitalization.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires directors and officers of the Company and persons who own more than 10 percent of the Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Directors, officers and more than 10 percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

  To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 1995 (the Company's last full fiscal year), all filings applicable to its directors, officers and more than 10 percent beneficial owners were in compliance with Section 16(a) filing requirements.